FORM RW

January 10, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

RE: Sweet Success Enterprises, Inc.

Request to withdraw Registration Statement on Form SB-2 filed on September 29, 2006

File Number 333-137705

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Sweet Success Enterprises, Inc. (the “Company”) hereby respectfully requests withdrawal of the Registration Statement on Form SB-2 filed by the Company with the Securities and Exchange Commission on September 29, 2006 (File No. 333-137705) (the “Registration Statement”).  We confirm that we have not offered or sold any of the shares sought to be registered in the subject registration statement.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use.

Please provide a copy of the order granting withdrawal via facsimile to Mr. Agron (303) 770-7257.  If you have any questions with regard to this request for withdrawal, please contact Mr. Agron at (303) 770-7254.

SWEET SUCCESS ENTERPRISES, INC.

By:	/s/ William J. Gallagher
William J. Gallagher
Chief Executive Officer, Chief Financial Officer (Principal Accounting Officer) and Director

Date: January 10, 2007